HCM III Acquisition Corp.

100 First Stamford Place, Suite 330

Stamford, CT 06902

VIA EDGAR

July 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric McPhee Wilson Lee Stacie Gorman David Link

Re:	HCM III Acquisition Corp.
Registration Statement on Form S-1
Filed on June 6, 2025
File No. 333-287841

Ladies and Gentlemen:

HCM III Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 3, 2025, regarding the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on June 6, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar a revised Registration Statement simultaneously with the submission of this response letter.

Draft Registration Statement on Form S-1

Cover Page

1.	We note your disclosure that you may pay finder’s fees, advisory fees, consulting fees, success fees or salaries to your sponsor, officers, directors or their affiliates. On page 36 and elsewhere, you refer to this fee only being paid to independent directors. Please revise your disclosure, as appropriate, to address this discrepancy. Further, we note your disclosure in paragraph 7 with respect to how the anti-dilution adjustment may result in material dilution. Please also address whether the exercise of the private warrants on a cashless basis may result in a material dilution of the purchasers’ equity interests. Additionally, we note on page 9 you refer to shares being adjusted so that “the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of all ordinary shares issued and outstanding upon the completion of this offering, ....” However, on the cover page and elsewhere, you indicate that the holders of Class B shares will hold a 25% interest upon conversion. Please revise your disclosure to address this discrepancy. Please also revise your disclosure on your cover page and pages 9 and 113 as appropriate. Please refer to Items 1602(a)(3) of Regulation S-K, 1602(b)(6), and 1603 (a)(6) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the prospectus on the cover and on pages 9, 36 and 158 to address the Staff’s comment.

2.	We note your disclosure on page 26 that you may withdraw interest for the payment of taxes. We also note your disclosure on page 89 regarding the risk that a U.S. federal excise tax could be imposed on you if your business combination involves a company organized in the United States. Please clarify whether you may withdraw interest for the payment of the U.S. federal excise tax if it were imposed.

Response: We acknowledge the Staff’s comment and have revised the disclosure throughout the prospectus to clarify that the Company many not withdraw interest from the trust account for the payment of excise taxes.

Our Management Team, page 3

3.	Please revise to delete your duplicate disclosures in this section.

Response: We acknowledge the Staff’s comment and have revised the prospectus on page 4 as well as on page 110 to address the Staff’s comment.

Trading commencement and separation... , page 14

4.	We note your statement that “Accordingly, unless you purchase at least two units, you will not be able to receive or trade a whole warrant.” We also note that each unit contains on-third of one warrant. Please revise as appropriate.

Response: We acknowledge the Staff’s comment and have revised the prospectus on page 14 as well as on page 159 to address the Staff’s comment.

Founders Shares, page 18

5.	We note disclosure on page 19, and elsewhere in the filing, that “if the non-managing sponsor investors purchase all of the units for which they have expressed to us an interest in purchasing or otherwise hold a substantial number of our units, then the non-managing sponsor investors will potentially have different interests than other public shareholders in approving our initial business combination.…” Please revise to clarify that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and their placement warrants.

Response: We acknowledge the Staff’s comment and have revised the prospectus on pages 19, 21, 31, 125, 129, 150, 153, and 193 to address the Staff’s comment.

Q. Conflict of Interest, page 37

6.	We note your disclosure on page 37 that your “sponsor, officers, or directors may sponsor or form other special purpose acquisition companies similar to [yours] or may pursue other business or investment ventures during the period in which [you] are seeking an initial business combination.” Please clarify how opportunities to acquire targets will be allocated among SPACs. Please make similar revisions to your disclosure on page 146. Please refer to Items 1602(b)(7) and 1603(b) of Regulation SK.

Response: We acknowledge the Staff’s comment and have revised the prospectus on pages 8, 38, 77, 113, 118 and 148 to address the Staff’s comment.

Proposed Business

Our Management Team, page 108

7.	Please ensure that you disclose each SPAC with which your sponsor, officers and directors have had experience in organizing. For each prior SPAC, please disclose any extensions of the time to complete the transaction and the level of redemptions in connection therewith, and information concerning any completed business combinations, including the financing needed for the transactions and the level of redemptions. See Item 1603(a)(3) of Regulation S-K. Please also revise your disclosure on page 140 in accordance with Item 401 of Regulation S-K, as appropriate.

Response: We acknowledge the Staff’s comment and have revised the prospectus on pages 109, 110 and 143 to address the Staff’s comment.

Sponsor Information, page 112

8.	Please revise to specifically identify all of the persons who have a direct or indirect material interest in the SPAC sponsor, as well as the nature and amount of their interests, as required by Item 1603(a)(7) of Regulation S-K. Please also revise your disclosure on page 143 to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the prospectus on pages 114 and 117, to address the Staff’s comment

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Kevin E. Manz, Esq. at 212-556-2133 or kmanz@kslaw.com.

Sincerely,

By:	/s/ Shawn Matthews
Name:	Shawn Matthews
Title:	Chief Executive Officer and Chairman

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